September 9, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (301)468-3180</u>

H. William Willoughby
Director, President and Secretary
CRI Hotel Income Partners, L.P.
11200 Rockville Pike
Rockville, Maryland 20852

Re: CRI Hotel Income Partners, L.P.
        Form 10-K for Fiscal Year Ended
        December 31, 2004
        File No. 33-11096
        Form 10-Q for Quarterly Period Ended
        March 31, 2005
        File No. 33-11096

Dear Mr. Willoughby:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jorge L. Bonilla
                                        Senior Staff Accountant